Exhibit 99.1

Annual General Meeting of Shareholders

of Sierra Metals Inc. (the “Corporation”)

held on June 10, 2021

Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102

	Outcome	Common Shares Voted (including proxy vote)
Matter Voted Upon	of Vote	For	Against	Withheld
1. To elect the following directors for the ensuing year:

J. Alberto Arias Steven Dean Douglas Cater Ricardo Arrarte Luis Marchese Dionisio Romero Jose Vizquerra Koko Yamamoto	Approved Approved Approved Approved Approved Approved Approved Approved	58,459,843 (46.42%) 77,094,708 (61.22%) 79,034,768 (62.76%) 72,338,338 (57.44%) 72,978,835 (57.95%) 70,474,604 (55.96%) 78,891,458 (62.64%) 71,905,376 (57.10%)	n/a n/a n/a n/a n/a n/a n/a n/a	67,479,751 (53.58%) 48,844,886 (38.78%) 46,904,826 (37.24%) 53,601,256 (42.56%) 52,960,759 (42.05%) 55,464,990 (44.04%) 47,048,136 (37.36%) 54,034,218 (42.90%)

2. To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration	Approved	127,324,157 (95.64%)	n/a	5,808,454 (4.36%)